Exhibit 99.8

Grant Gazdig of Access Capital Limited Appointed to Board of Directors for AFV Solutions

Wednesday May 10, 8:00 am ET

MESA, Ariz.--(BUSINESS WIRE)--May 10, 2006--AFV Solutions Inc. (OTCBB:AFVS - News) today announced that Grant Gazdig, Founder, and Managing Partner of Access Capital Limited, London, England has been appointed to the Board of Directors for AFV Solutions Inc. The appointment is the beginning of a program to strengthen the company's professional resources for its ongoing alternative fuel vehicle strategy.

Grant Gazdig has 17 years experience in investment banking, both in New York and London. During his career in investment banking, Grant has worked at Merrill Lynch, and UBS Capital in New York structuring and issuing more than US$18 billion in securities. In addition, Grant was responsible for the acquisition advisory for Green Tree's bid for Finova and sole managed a $430 million bridge facility take-out collateralized by equipment leases (Green Tree Financial).

Grant worked for five years at WestLB in London in the Principle Finance Group. During that time, Grant originated, structured, and was ultimately appointed as a non-executive Director of Odeon Cinemas (GBP 440 million acquisition), and Whyte & MacKay (GBP 200 million acquisition), a Scotch whisky company.

In addition, Grant led the complex acquisition bid of Railtrack plc. This involved the co-ordination and consultation with HM Government, HM Treasury, SRA, DTLR, TOC's, and other interested parties in order to devise a solution and structure that would satisfy all parties. At the assertion of HM Treasury the winning bidder adopted structure created by Grant's bid.

"After visiting Wu Zhou Long Motors factory last month, I was very impressed with AFV Solutions joint venture. Access Capital will assist AFV Solutions management with everything from acquiring patented technologies to corporate financing or potential mergers and acquisitions," said Grant Gazdig, founder of Access Capital Limited. "Furthermore, I'm looking forward to assisting AFV Solutions Inc., as an advisor and now as a member of the board of directors."

Access Capital is a traditional Merchant Bank that offers strategic and advisory services with the ability to co-invest in transactions with its funds coming from traditional private equity firms and high net worth individuals for over 30 years. Some of which include Fortune 500 companies such as Odeon, Chrysler, General Motors, Finova, Copelco, Honda, Unisys, Superior Bank, Case, CIT, Caterpillar and Bombardier.

Access Capital is a member of European American Securities Inc. European American Securities Inc. is a Member of NASD and SIPC (USA); Authorized and Regulated by Financial Services Authority (UK).

For further information visit www.access-capital.co.uk.

About AFV Solutions

AFV Solutions, Inc. is an alternative fuel vehicle solutions provider dedicated to seeking alternatives to petroleum as a fuel for transportation. It offers options to gasoline users through propane and compressed natural gas (CNG) conversions. Utilizing advanced technologies, AFV Solutions provides immediate results in terms of fuel economy, a cleaner environment and cost savings. AFV Solutions researchers are also exploring ways to obtain a higher ethanol yield than is currently possible, working to create on-board hydrogen generation for vehicle applications, and developing hybrid electric and hybrid diesel bus applications.

For more information visit www.afvsolutions.com.

Forward-Looking Statements

The statements in this press release regarding any statements which are not historical facts are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to seeking investment and joint venture candidates, the viability of the alternative fuel industry, ability of AFV to successfully compete in the alternative fuel industry, access to corporate financing, costs, delays and any other difficulties related to AFVS' business plan, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this news release include market conditions and those set forth in reports or documents we file from time to time with the U.S. Securities and Exchange Commission. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

AFV Solutions Inc.

Jeff Groscost, 480-545-2745

or

Access Capital Limited.

Grant Gazdig, +44(0) 207 468 7666